                           UNITED STATES OF AMERICA
                                  before the
                      SECURITIES AND EXCHANGE COMMISSION
______________________________________________________
                                                      :
                    In the Matter of                  :
                                                      :
          AMERICAN ELECTRIC POWER COMPANY, INC.       :     CERTIFICATE
                  Columbus, Ohio  43215               :           OF
                                                      :     NOTIFICATION
                        (70-5943)                     :
                                                      :
       PUBLIC UTILITY HOLDING COMPANY ACT OF 1935     :
______________________________________________________:

      THIS IS TO CERTIFY that, in accordance with the terms and conditions of and for the purposes represented by the declaration, as amended, of American Electric Power Company, Inc. (the "Company") in the above-captioned file and the orders of the Securities and Exchange Commission with respect thereto
(HCAR No. 19879, dated February 8, 1977; HCAR No. 19992, dated April 19, 1977; HCAR No. 20111, dated July 14, 1977; HCAR No. 20506, dated April 19,
1978; HCAR No. 20979, dated March 29, 1979; HCAR No. 21180, dated August 8, 1979; HCAR No. 21544, dated May 1, 1980; HCAR No. 22113, dated June 30, 1981;
HCAR No. 22539, dated June 15, 1982; HCAR No. 22989, dated June 29, 1983; HCAR No. 23353, dated June 29, 1984; HCAR No. 23538, dated December 19, 1984; HCAR No. 23754, dated July 1, 1985; HCAR No. 23980, dated January 3, 1986; HCAR No. 24534, dated December 18, 1987, HCAR No. 25233, dated December 27, 1990, HCAR No. 25936, dated December 1, 1993, HCAR No. 26516 dated May 10,
1996, HCAR No. 26553, dated August 13, 1996 and HCAR No. 27186, dated June 14, 2000 in file 70-9381) during the period from April 1, 2000, through June 30, 2000, the Company issued a total of -0- shares of its Common Stock, $6.50 par value ("Common Stock"), to Stanley & Co. [a nominee of First Chicago Trust Company of New York ("First Chicago")], at a total purchase price of $-0-, for the accounts of participants in the Company's Dividend Reinvestment and Direct Stock Purchase Plan (the "Plan"). During such period, First Chicago, as Agent under the Plan, also purchased on the open market for the accounts of participants a total of 417,384 shares of the Company's Common Stock, at a total purchase price of $14,372,065.19. These transactions are set forth in more detail in the attached Schedule I, incorporated herein by reference.

      Attached hereto is Schedule II, which provides a summary of the total expenses incurred, directly or indirectly, by the Company in connection with the operation of the Plan for the year ending December 31, 1999.

                              AMERICAN ELECTRIC POWER COMPANY, INC.


                              By:       /s/ A. A. Pena
                                            Treasurer

Dated:  July 17, 2000

                                  SCHEDULE I
                                      to
                    CERTIFICATE OF NOTIFICATION (#70-5943)
                                      of
                     AMERICAN ELECTRIC POWER COMPANY, INC.
                    For the Period April 1 - June 30, 2000


TRANSACTIONS THIS PERIOD:

                           - ORIGINAL ISSUE SHARES -

                    SHARES                 PRICE                TOTAL
   PERIOD           ISSUED               PER SHARE          PURCHASE PRICE

 TOTAL O/I
  PURCHASE            -0-                                        $-0-

                           - OPEN MARKET PURCHASES -

                      SHARES           AVERAGE PRICE            TOTAL
     DATE           PURCHASED            PER SHARE          PURCHASE PRICE
  04/04/2000          8,781               30.339                   266,406.76
  04/11/2000          15,087              31.671                   477,820.38
  04/18/2000          6,574               33.640                   221,149.36
  04/25/2000          4,126               36.063                   148,795.94
  05/02/2000          8,781               30.339                   266,406.76
  05/09/2000          15,087              31.671                   477,820.38
  05/16/2000          6,574               33.640                   221,149.36
  05/23/2000          4,126               36.063                   148,795.94
  05/30/2000          1,707               35.063                    59,852.54
  06/06/2000          4,775               34.151                   163,071.03
  06/06/2000          47,000              34.271                 1,610,737.00
  06/07/2000          47,000              34.537                 1,623,239.00
  06/08/2000          47,000              34.063                 1,600,961.00
  06/09/2000          47,000              35.750                 1,680,250.00
  06/12/2000          47,000              35.464                 1,666,808.00
  06/13/2000          5,336               35.405                   188,921.08
  06/13/2000          47,000              35.750                 1,680,250.00
  06/14/2000          45,725              34.805                 1,591,458.63
  06/20/2000          2,892               33.500                    96,882.00
  06/27/2000          5,813               31.187                   181,290.03
     TOTAL
  O/M PURCHASE       417,384                                   $14,372,065.19


                        - TOTAL ACTIVITY THIS PERIOD -

                         SHARES                                 TOTAL
                        PURCHASED                           PURCHASE PRICE
O/I Shares                 -0-                              $   -0-
O/M Purchases            417,384                             14,372,065.19

TOTAL ACTIVITY           417,384                            $14,372,065.19

PAGE TWO
SCHEDULE I to
CERTIFICATE OF NOTIFICATION (#70-5943) of
AMERICAN ELECTRIC POWER COMPANY, INC.
For the Period April 1 - June 30, 2000



CUMULATIVE SUMMARY OF TRANSACTIONS:

                           - ORIGINAL ISSUE SHARES -

                                                                    TOTAL
                                              SHARES ISSUED     PURCHASE PRICE

Totals from last report                        47,773,594     $1,008,340,148.37
Transactions this period                          -0-____      ______-0-_______

   Total Original Issue Shares                 47,773,594     $1,008,340,148.37


                           - OPEN MARKET PURCHASES -

                                                                     TOTAL
                                             SHARES ISSUED       PURCHASE PRICE

Totals from last report                        20,923,946       $634,130,578.22
Transactions this period                          417,384         14,372,065.19

   Total Open Market Shares                    21,341,330       $648,502,643.41

                                     SCHEDULE II
                                         to
                       CERTIFICATE OF NOTIFICATION (#70-5943)
                                         of
                        AMERICAN ELECTRIC POWER COMPANY, INC.

                              Summary of Plan Expenses
                                 for the year ended
                                  December 31, 1999


   Fees and expenses of First Chicago Trust Company of New York, the Plan agent:

   Brokers' fees for purchase of shares                           $    24,530

      Account maintenance charges                                           *

   Postage                                                             84,047

   Printing expenses - DPR statement form,
   authorization cards, envelopes, and
   enclosing costs                                                     25,827

   Total                                                             $134,404


   Average number of participants in the
   Plan during the year                                                48,833


   * In prior years, the amount was separately identified in the billings from our transfer agent. However, beginning in 1991, we negotiated an all-encompassing fixed fee with the transfer agent for all transfer services it provides. Accordingly, it is not possible to separately identify this amount. The charge is approximately $5.00 per account.